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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               Echelon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   27874N 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/01
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]     Rule 13d-1(b)

[_]     Rule 13d-1(c)

[X]     Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 27874N 10 5            SCHEDULE 13G                 PAGE 2 OF 7
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      M. Kenneth Oshman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
 2    (a) [_]
      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              38,520*  (beneficial ownership of 38,520 shares
                          is disclaimed)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             5,038,048**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             38,520*  (beneficial ownership of 38,520 shares
                          is disclaimed)
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               5,038,048**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      5,926,281***
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      15.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

CUSIP NO. 27874N 10 5            SCHEDULE 13G                 PAGE 3 OF 7
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barbara S. Oshman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
 2    (a) [_]
      (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             5,038,048**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               5,038,048**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      5,287,761****
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      13.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13G                 PAGE 4 OF 7
Item 1.
        (a)  Name of Issuer: Echelon Corporation

        (b) Address of Issuer's Principal Executive Offices: 550 Meridian Avenue, San Jose, CA 95126

Item 2.

        (a) Name of Person Filing: M. Kenneth Oshman and Barbara S. Oshman, husband and wife

        (b) Address of Principal Business Office or, if none, Residence: c/o Echelon Corporation, 550 Meridian Avenue, San Jose, CA 95126

        (c)  Citizenship: United States of America

        (d)  Title of Class of Securities: Common Stock, $0.01 par value

        (e)  CUSIP Number: 27874N 10 5

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a)  [_]   Broker or dealer registered under section 15 of the Act (15
                   U.S.C. 78o).

        (b)  [_]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

        (c)  [_]   Insurance company as defined in section 3(a)(19) of the Act
                   (15 U.S.C. 78c).

        (d)  [_]   Investment company registered under section 8 of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)  [_]   An investment advisor in accordance with (ss)240.13d-1(b)
                   (1)(ii)(E);

        (f)  [_]   An employee benefit plan or endowment fund in accordance
                   with (ss)240.13d-1(b)(1)(ii)(F);

        (g)  [_]   A parent holding company or control person in accordance
                   with (ss)240.13d-1(b)(1)(ii)(G);

        (h)  [_]   A savings associations as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i)  [_]   A church plan that is excluded from the definition of an
                   investment company under section 3(c)(14) of the Investment
                   Company Act of 1940 (15 U.S.C. 80a-3);

        (j)  [_]   Group, in accordance with (ss)240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)  Amount beneficially owed:

             M. Kenneth Oshman:   5,926,281 shares***
             Barbara S. Oshman:   5,287,761 shares****

        (b)  Percent of class:

             M. Kenneth Oshman: 15.0%, based on 38,753,360 outstanding shares of Common Stock of the Issuer as of 12/31/01

             Barbara S. Oshman: 13.6%, based on 38,753,360 outstanding shares of Common Stock of the Issuer as of 12/31/01

                                 SCHEDULE 13G                  PAGE 5 OF 7

        (c)  Number of shares as to which the person has:

             (i)      Sole power to vote or to direct the vote

                      M. Kenneth Oshman:     38,520 shares*
                      Barbara S. Oshman:          0 shares

             (ii)     Shared power to vote or to direct the vote

                      M. Kenneth Oshman:     5,038,048 shares**
                      Barbara S. Oshman:     5,038,048 shares**

             (iii)    Sole power to dispose or to direct the disposition of

                      M. Kenneth Oshman:     38,520 shares*
                      Barbara S. Oshman:          0 shares

             (iv)     Shared power to dispose or to direct the disposition of

                      M. Kenneth Oshman:     5,038,048 shares**
                      Barbara S. Oshman:     5,038,048 shares**

*      Beneficial ownership of 38,520 of these shares registered in the name of
       M. Kenneth Oshman as trustee of trusts not for the benefit of Mr. Oshman is disclaimed as set forth on Page 2 of this Schedule (the "Trust Shares").

** 4,549,620 shares are held by M. Kenneth Oshman and Barbara S. Oshman, Trustees of the Oshman Trust Dated July 10, 1979 (the "Oshman Trust"). 488,428 shares are held by O-S Ventures, of which the Oshman Trust is general partner.

*** Beneficial ownership of the Trust Shares is disclaimed as set forth on Page 2 of this Schedule. Includes 600,000 shares which may be acquired within 60 days of December 31, 2001 upon exercise of stock options by M. Kenneth Oshman and 249,713 shares which may be acquired within 60 days of December 31, 2001 upon exercise of a warrant held by the Oshman Trust.

**** Includes 249,713 shares which may be acquired within 60 days of December 31, 2001 upon exercise of a warrant held by the Oshman Trust.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see (ss)240.13d3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8.   Identification and Classification of Members of the Group

        Not applicable.

                                 SCHEDULE 13G                 PAGE 6 OF 7



Item 9.   Notice of Dissolution of Group

        Not applicable.

Item 10.  Certification

        Not applicable.

                                 SCHEDULE 13G                 PAGE 7 OF 7


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        2/7/02
                                      ------------------------------------------
                                                       Date

                                       /s/ M. Kenneth Oshman
                                      ------------------------------------------
                                                     Signature


                                      M. Kenneth Oshman, Chairman of the Board
                                      and Chief Executive Officer of Echelon
                                      Corporation
                                      ------------------------------------------
                                                     Name/Title



                                        2/7/02
                                      ------------------------------------------
                                                       Date

                                       /s/ Barbara S. Oshman
                                      ------------------------------------------
                                                     Signature


                                                 Barbara S. Oshman
                                      ------------------------------------------
                                                    Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (ss)240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)